January 30, 2012

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation

Form 20-F: For the Fiscal Year Ended December 31, 2010

File No. 001-12874

Dear Lyn Shenk:

Following our legal counsel’s January 4, 2012 telephone conversation with SEC staff member Patrick Kuhn, who granted us an extension to respond by January 31, 2012, we have reviewed your letter to us of December 29, 2011 setting forth staff comments on the Teekay Corporation’s (“Teekay” or the “Company”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed.

Management’s Discussion and Analysis

Results of Operations

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Other Operating Results

Realized and Unrealized (Losses) Gains on Derivative Instruments, page 45

SEC Comment

1. We note that these amounts are material to the results of each period reported in this annual filing and the interim financial statements included in your 2011 Form 6-K’s. Please include an analysis in sufficient detail in regard to the material variances in this line item between all comparable periods, as well as the basis for reported amounts material to the results of each period, particularly those pertaining to interest rate swap agreements. Please provide us with a copy of your intended revised disclosure.

Response to Comment #1

In future filings, the Company proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

During 2010 and 2009, we had interest rate swap agreements with an aggregate average outstanding notional amounts of approximately $3.2 billion and $3.0 billion, respectively, with average fixed rates of approximately 4.6% and 4.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of $154.1 million and $127.9 million, respectively, during 2010 and 2009 under the interest rate swap agreements.

As a result of significant increases in long-term benchmark interest rates in 2009, we recognized unrealized gains of $258.7 million in 2009. Long-term benchmark interest rates declined in 2010, causing us to incur unrealized losses of $146.8 million in 2010. Please see Item 5 — Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

In future filings, disclosure of 2008 financial information will not be required in the financial statements or the Management’s Discussion and Analysis; however, for the staff’s information, the following explains the change from 2008 to 2009:

During 2009 and 2008, we had interest rate swap agreements with an aggregate average outstanding notional amounts of approximately $3.0 billion and $2.9 billion, respectively, with average fixed rates of approximately 4.9% and 5.1%, respectively. Short-term variable benchmark interest rates during 2009 were generally less than 1.5% and during 2008 were between 2% and 5%. Because market rates were below the average fixed rates of the interest rate swap agreements, we incurred realized losses of $127.9 million and $39.9 million, respectively during 2009 and 2008. The increase in realized losses from 2008 to 2009 was due to lower short-term variable benchmark interest rates in 2009 compared to 2008.

As a result of significant decreases in long-term benchmark interest rates in 2008, we recognized unrealized losses of $487.5 million in 2008. During 2009, long-term benchmark interest rates increased significantly and thus we recognized unrealized gains of $258.7 million in 2009.

Liquidity and Capital Resources

Cash Flows, page 58

SEC Comment

3. Please include a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2009 and 2008.

Response to Comment #3

In future filings, the Company will in include in its disclosure a comparative discussion of each component of cash flows between the two earliest periods presented in the statements of cash flows.

Operating Cash Flows, page 58

SEC Comment

4. Please quantify each factor indicated in terms of the cash effect upon your operating cash flows so that investors may understand the extent and relative impact of each.

Response to Comment #4

In future filings, the Company will revise its disclosure to include a quantification of the factors indicated in terms of the cash effect upon our operating cash flows.

SEC Comment

5. Please discuss the reason for material changes in other operating assets and liabilities, particularly in regard to working capital balances, between the annual periods presented in the Form 20-F and interim periods presented in Form 6-Ks.

Response to Comment #5

In future filings, the Company will revise its disclosure to include reasons for changes in working capital, if such changes are material.

Critical Accounting Estimates

Vessel Lives and Impairment, page 61

SEC Comment

6. From disclosure in the Form 20-F and Form 6-K reporting results for the nine months ended September 30, 2011, you state a number of factors that could affect, and in fact have affected, the value of your vessels. For example, you recorded losses on the sales of vessels and/or write downs of vessels during the nine months ended September 30, 2011 and in each of 2008, 2009 and 2010 that appear to be material to each respective period. From your disclosures and from industry information we understand that charter rates for crude tankers have significantly declined. You also disclose that certain of your credit facilities require maintenance of vessel market value to loan ratios. In view of the above, with the potential for significant fluctuation and/or decrease in the fair value of your vessels given the present conditions within the crude tanker industry, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment and that also provides greater insight into possible variability of your estimates and assumptions. Your revised disclosure should address circumstances where the market value of vessels may have declined below their carrying values even though you may not have recorded any impairment of those vessels under your impairment accounting policy and the reason therefore. In addition, your revised disclosure should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future. Please provide us with a copy of your intended revised disclosure.

Response to Comment #6

In future filings, the Company will revise its disclosure in order to respond to Comment #6 and Comment #7. Please see “Response to Comment #7” below for the Company’s intended revised disclosure.

SEC Comment

7. In connection with the above comment, we believe you should include in your MD&A discussion a table listing your vessels and indicating whether the estimated market value of each is above or below its carrying value. For those vessels whose market value is below carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. Please also consider denoting those vessels with contracts that have remaining terms of less than a year or are at spot rates. We believe these additional disclosures will provide investors with an indication of your vessels that are at potential risk for impairment and the estimated magnitude of the potential aggregate impairment should you sell or otherwise write down vessels and/or vessel equipment. Please provide us with a copy of the table you intend to disclose.

Response to Comment #7

The Company understands the intention behind the requested change in disclosure. In order to best achieve the objective of the requested change, the Company proposes to modify the form of disclosure as compared to the approach in the comment, for the reasons indicated below.

a.

Since the objective of the disclosure is to identify the potential risk for impairment, the Company proposes limiting the additional disclosure requested to those vessels whose market value is less than the carrying value;

b.

Given the size of the Company’s owned fleet (in excess of 100 vessels as of December 31, 2011) and given its practice of disclosing its operating performance by reportable segment, the Company proposes presenting the additional disclosure by reportable segment, instead of on a vessel-by-vessel basis, to provide users with disclosure at the same level of detail they are accustomed to receiving; and

c.

In order to provide users with an indication of which vessels are at potential risk for impairment and the estimated magnitude of the potential aggregate impairment, the Company proposes limiting the additional disclosure requested to those situations where there is a reasonable possibility that an impairment test will occur in the following 12 months. The Company believes that this approach would be more consistent with the current requirement for registrants to make additional disclosures about each reporting unit with a material amount of “at-risk” goodwill (i.e., it is reasonably likely that the reporting unit will fail a future “Step 1” impairment test under ASC 350, Intangibles — Goodwill and Others).

In future filings, the Company proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated salvage value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable, which occurs when the asset’s carrying amount is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value as market values may assume that the vessel is not employed on an existing charter. If the carrying amount of an asset is recoverable from estimated future undiscounted cash flows, no impairment is recognized even though the fair value of the vessel may be lower than its carrying amount. If the carrying amount of an asset is not recoverable from estimated future undiscounted cash flows and the fair value is less than the asset’s carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market price of the vessel. The carrying value of the asset will include the carrying value of the vessel and, where applicable, the carrying value of the charter contract on which the vessel is employed, if any.

As of December 31, 2010, we estimate that the following vessels, whose estimated charter-free market values were below their carrying values, had a reasonable possibility of an impairment test occurring in the following 12 months.

	September 30,	September 30,	September 30,
(in thousands of USD, except number of vessels) Reportable Segment	# Vessels	Market Values	Carrying Values
Shuttle Tanker and FSO Segment	3	33,000	42,206
FPSO Segment	—	—	—
Conventional Tanker Segment	6	114,500	197,272
Liquefied Gas Segment	2	150,000	201,033

Since vessel values are highly volatile, these estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. Furthermore, the determination of estimated charter-free market value for our vessels, other than our conventional tankers, involves judgment, given the illiquidity of the second-hand market for these vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional tankers and shuttle tankers, 20 to 30 years for FPSO units and 35 years for LNG and LPG carriers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our forecasted charter rates are based on the rates realizable under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience and our projections of the number of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating/drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Our estimates of future cash flows, including those that are driven by existing contractual relationships and those that are less variable in nature, such as on-going operating costs and remaining vessel life, are by their nature more accurate. Certain of our estimates of future cash flows, such as future charter rates beyond the firm period of existing contracts and vessel residual values are more difficult to forecast, given the volatility in vessel charter rates and vessel values and thus are inherently less accurate. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Valuation of Derivative Instruments, page 62

SEC Comment

8. Please expand upon the significant factors and uncertainties in determining the estimated fair values of your derivative instruments and the material amounts reported in the statement of operations, and that cause reported amounts to vary materially. Identify the factors that are most sensitive to change or variability and why. Please provide us with a copy of your intended revised disclosure.

Response to Comment #8

In future filings, the Company proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of global industrial companies with a similar credit rating and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 — Financial Statements: Note 15 — Derivative Instruments and Hedging Activities for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

Notes to the Consolidated Financial Statements

Note 9. Operating and Direct Financing Leases

Charters-out, page F-20

SEC Comment

9. In regard to the sentence “The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years,” please tell us and disclose the factors that would cause the associated revenue amounts reported to differ from the minimum scheduled future revenues presented here and by what degree. Include discussion in “Critical Accounting Estimates” as appropriate.

Response to Comment #9

By indicating that “the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years”, the Company was attempting to ensure that users of its financial statements do not mistakenly assume that the amounts provided will be equivalent to a forecast of revenue for the years indicated. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2010, revenue from unexercised option periods of contracts that existed on December 31, 2010, or variable or contingent revenues. The Company will disclose these factors in future filings.

Management’s Discussion and Analysis

Critical Accounting Estimates

Goodwill, page 38

10. You disclose that you do not believe there is a reasonable possibility that the goodwill attributable to your two remaining reporting units might be impaired within the next year. One of these reporting units is the shuttle tanker and FSO segment that serves the oil industry to which $130.9 million of goodwill is attributed at December 31, 2010. In view of the economic conditions impacting the oil industry and crude tankers, and the material amount of goodwill written off in the three months ended September 30, 2011 in regard to your conventional tanker segment that serves the oil industry, it appears that the goodwill attributed to the shuttle tanker and FSO segment may be at risk for impairment. In view of this, please expand your disclosure to state the basis for your belief in regard to the shuttle tanker and FSO segment goodwill. In so doing, please disclose the percentage by which the fair value of the shuttle tanker and FSO segment exceeded its carrying value at the latest balance sheet date reported. In support of your belief, you should also provide a sensitivity analysis of the material assumptions used in your impairment assessment that (i) analyzes and quantifies the specific sensitivity to change of the critical accounting estimates or assumptions based on other outcomes (or revisions in management forecasts) that may be reasonably likely to occur and that would have a material effect upon impairment of goodwill attributed to this reporting unit and (ii) provides how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, your sensitivity analysis should consider detailing the impact of a specific change in assumptions in forecasting significant items used in your cash flow model as well as the impact of a specific variance in the discount rate on estimated cash flows.

Response to Comment #10

The supply and demand fundamentals affecting the Company’s shuttle tanker business are largely independent from the supply and demand fundamentals affecting the Company’s conventional oil tanker business.

The conventional tanker market comprises a fleet of almost 8,000 vessels capable of transporting more than 50 million barrels of crude oil and petroleum products on a daily basis. Vessels are employed either on a single voyage, or spot, basis or through fixed-rate time-charter or bareboat charters. Conventional tanker freight rates are a function of the balance between tanker demand and tanker supply. In 2008, this balance was very tight and fleet utilization was above 90%, leading to record tanker rates across all conventional tanker sectors. Since then, the balance has shifted with a sharp slowdown in tanker demand following the financial crisis that began in 2008, compounded by continuing fleet growth. In 2011, tanker fleet utilization fell to approximately 80% as tanker supply far outweighed demand, causing rates to decline to the lowest point since the mid-to-late 1990s.

The shuttle tanker market is a niche part of the shipping business with a fleet of just 67 vessels. A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from offshore oil field installations, even in harsh weather conditions. Shuttle tankers are primarily subject to long-term, fixed-rate time-charters or bareboat charters for a specific offshore oil field, or under contracts of affreightment for various fields. There is no spot market for shuttle tankers as there is for conventional tankers. During 2008 to 2011, we have generally been able to re-charter our shuttle tankers with expiring charters at higher rates.

As a result of the different variables and fundamentals present within these markets, the Company believes that 2012 will be another challenging year in the conventional tanker market as demand growth of approximately 4-5% is expected to be balanced by fleet growth of a similar magnitude. This means that tanker utilization, and therefore rates, will likely be little changed from those seen in 2011. However, the outlook for the shuttle tanker market is positive, particularly in high growth areas like Brazil, as an increasing percentage of the world’s oil production is expected to come from offshore fields, particularly in deep water areas far from shore that suit a floating production and shuttle tanker export solution.

The most recent impairment test for the shuttle tanker reporting unit was October 1, 2010. At that time the fair value of the shuttle tanker reporting unit was 179% larger than its carrying value. The Company did not identify any indicators of impairment during the first nine months of 2011 that would cause it to perform an interim impairment test. While the Company has not finalized its annual impairment test for October 1, 2011, the Company anticipates the fair value of the shuttle tanker reporting unit will exceed its carrying value and therefore it does not expect any further write-downs of goodwill within the immediate future.

If the Company determines in the future that the shuttle tanker reporting unit is at risk of failing step one of the impairment test (defined in ASC Topic 350), the Company will provide the additional disclosures required by section 9510.3 of the Financial Reporting Manual.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok

Vincent Lok

Executive Vice President and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Eileen Mercier (Audit Committee Chair)

Philip Dowad (KPMG LLP)